Exhibit 99.3
Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee").
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external and internal auditors; risk management processes; financing plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 5, 2026	Rich Sumner President and Chief Executive Officer	Dean Richardson Senior Vice President, Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Methanex Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair value measurement of property, plant and equipment acquired in the acquisition of OCI Global’s international methanol business (“OCI Acquisition”)
As discussed in Note 27 to the consolidated financial statements, on June 27, 2025, the Company completed the OCI Acquisition. The acquired business includes a 100% interest in one methanol facility, which also produces ammonia (Beaumont), and a 50% interest in a second methanol facility (Natgasoline) located in Beaumont, Texas. The OCI Acquisition was accounted for as a business combination, with total consideration of $1,630,299 thousand allocated to the identifiable assets acquired and liabilities assumed based on their acquisition-date fair values. The Company recognized fair values of acquired property, plant, and equipment of $1,366,554 thousand and acquired investment in associates of $374,242 thousand. The fair values of the acquired Beaumont and Natgasoline property, plant, and equipment were estimated using a discounted cash flow model.
We identified the evaluation of the fair value measurement of the Beaumont and Natgasoline property, plant, and equipment acquired in the OCI Acquisition as a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the acquisition-date fair values of the Beaumont and Natgasoline property, plant and equipment. Significant assumptions used in the determination of fair value include the estimates of future methanol prices and the appropriate discount rate. Changes in these assumptions could have had a significant impact on the fair values of the acquired Beaumont and Natgasoline property, plant and equipment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the fair value of the acquired Beaumont and Natgasoline property, plant, and equipment. This included controls over the Company’s development of the future methanol prices and the discount rate. We assessed the future methanol prices assumption by comparing to third party forecasts of methanol prices. We compared the Company’s historical forecasts of future methanol prices to actual results to assess the accuracy of the Company’s forecasting process. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate by comparing it to an independently developed discount rate range using publicly available third-party sources.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 1992.
Vancouver, Canada
March 5, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Methanex Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2026 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired OCI Global’s international methanol business during 2025 (the OCI Acquisition), and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, the internal control over financial reporting of the entities acquired in the OCI Acquisition associated with 21% of total assets and 6% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the entities acquired in the OCI Acquisition.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading "Management’s Annual Report on Internal Control Over Financial Reporting" in Management's Discussion and Analysis for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 5, 2026

Consolidated Statements of Financial Position
(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2025	Dec 31 2024
ASSETS
Current assets:
Cash and cash equivalents	$425,331	$891,910
Trade and other receivables (note 3)	463,010	473,336
Inventories (note 4)	494,665	453,463
Prepaid expenses	63,520	61,290
Other assets (note 7)	40,406	30,820
	1,486,932	1,910,819
Non-current assets:
Property, plant and equipment (note 5)	5,198,080	4,197,509
Investment in associates (note 6)	433,279	101,438
Deferred income tax assets (note 16)	15,269	204,091
Other assets (note 7)	149,096	183,269
	5,795,724	4,686,307
	$7,282,656	$6,597,126
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$541,648	$546,305
Current maturities on long-term debt (note 8)	41,362	13,727
Current maturities on lease obligations (note 9)	113,129	122,744
Current maturities on other long-term liabilities (note 10)	25,598	46,840
	721,737	729,616
Non-current liabilities:
Long-term debt (note 8)	2,711,538	2,401,208
Lease obligations (note 9)	642,054	695,461
Other long-term liabilities (note 10)	157,238	150,462
Deferred income tax liabilities (note 16)	323,430	239,113
	3,834,260	3,486,244
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2025 were 77,339,520 (2024 - 67,395,212)	731,694	392,201
Contributed surplus	2,106	1,950
Retained earnings	1,653,276	1,629,386
Accumulated other comprehensive income	56,132	70,022
Shareholders’ equity	2,443,208	2,093,559
Non-controlling interests	283,451	287,707
Total equity	2,726,659	2,381,266
	$7,282,656	$6,597,126
Commitments and contingencies (note 22)
See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	Rich Sumner (Director)

Consolidated Statements of Income
(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2025	2024
Revenue	$3,589,224	$3,719,829
Cost of sales and operating expenses (note 11)	(2,680,135)	(3,009,407)
Depreciation and amortization (note 11)	(446,011)	(385,703)
New Zealand gas sale net proceeds (note 25)	39,117	102,969
Egypt insurance recovery (note 26)	—	59,065
Asset impairment charge (note 5)	(71,133)	(124,788)
Operating income	431,062	361,965
Earnings (loss) of associates (note 6)	(33,857)	38,335
Finance costs (note 12)	(219,691)	(132,634)
Finance income and other	25,725	12,420
Income before income taxes	203,239	280,086
Income tax (expense) recovery (note 16):
Current	(16,930)	(74,126)
Deferred	(41,515)	44,285
	(58,445)	(29,841)
Net income	$144,794	$250,245
Attributable to:
Methanex Corporation shareholders	$79,876	$163,986
Non-controlling interests (note 24)	64,918	86,259
	$144,794	$250,245
Income per common share for the year attributable to Methanex Corporation shareholders:
Basic net income per common share (note 13)	$1.10	$2.43
Diluted net income per common share (note 13)	$0.93	$2.39
Weighted average number of common shares outstanding (note 13)	72,531,283	67,387,809
Diluted weighted average number of common shares outstanding (note 13)	72,608,347	67,560,060
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(thousands of U.S. dollars)

For the years ended December 31	2025	2024
Net income	$144,794	$250,245
Other comprehensive income:
Items that may be reclassified to income:
Change in cash flow hedges and excluded forward element (note 19)	(23,255)	(23,211)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	11,701	(3,604)
Amounts reclassified on discontinuation of hedging relationship (note 19)	(658)	11,702
Changes in cash flow hedges on equity-accounted investees	920	—
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans (note 21(a))	(3,564)	1,353
Taxes on above items	5,750	(14,096)
	(9,106)	(27,856)
Comprehensive income	$135,688	$222,389
Attributable to:
Methanex Corporation shareholders	$70,770	$136,130
Non-controlling interests (note 24)	64,918	86,259
	$135,688	$222,389
See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	163,986	—	163,986	86,259	250,245
Other comprehensive income (loss)	—	—	—	1,003	(28,859)	(27,856)	—	(27,856)
Compensation expense recorded for stock options	—	—	162	—	—	162	—	162
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Payments for repurchase of shares	—	—	—	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders ($0.730 per common share)	—	—	—	(49,867)	—	(49,867)	—	(49,867)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(40,642)	(40,642)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	75,980	75,980	—	75,980
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266
Net income	—	—	—	79,876	—	79,876	64,918	144,794
Other comprehensive income (loss)	—	—	—	(2,434)	(6,672)	(9,106)	—	(9,106)
Compensation expense recorded for stock options	—	—	156	—	—	156	—	156
Issue of shares on acquisition (note 27)	9,944,308	339,493	—	—	—	339,493	—	339,493
Dividend payments to Methanex Corporation shareholders ($0.740 per common share)	—	—	—	(53,552)	—	(53,552)	—	(53,552)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(69,174)	(69,174)
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(7,218)	(7,218)	—	(7,218)
Balance, December 31, 2025	77,339,520	$731,694	$2,106	$1,653,276	$56,132	$2,443,208	$283,451	$2,726,659
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

For the years ended December 31	2025	2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$144,794	$250,245
Add (deduct) losses (earnings) of associates	33,857	(38,335)
Add dividends received from associates	—	32,181
Add (deduct) non-cash items:
Depreciation and amortization	446,011	385,703
Income tax expense	58,445	29,841
Share-based compensation expense (recovery)	(4,427)	23,973
Finance costs	219,691	132,634
Mark-to-market impact of Level 3 derivatives	4,432	(2,652)
Asset impairment charge	71,133	124,788
Other	(11,624)	(6,316)
Interest received	21,416	15,120
Income taxes paid	(81,021)	(52,544)
Other cash payments and receipts, including share-based compensation	(34,121)	(33,805)
Cash flows from operating activities before undernoted	868,586	860,833
Changes in non-cash working capital (note 17(a))	146,974	(123,655)
	1,015,560	737,178
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(53,552)	(49,867)
Interest paid	(197,591)	(168,762)
Net proceeds on issue of long-term debt	545,965	585,393
Repayment of long-term debt and financing fees (note 8)	(215,750)	(322,378)
Repayment of lease obligations	(133,433)	(141,247)
Distributions to non-controlling interests	(69,174)	(40,642)
Changes in non-cash working capital related to financing activities (note 17(a))	(2,227)	(66,043)
	(125,762)	(203,546)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(98,993)	(101,259)
Geismar plant under construction	—	(72,813)
Proceeds from associates	9,465	88,971
Acquisition of OCI Methanol Business, net of cash acquired (note 27)	(1,259,706)	—
Changes in non-cash working capital related to investing activities (note 17(a))	(7,143)	(14,636)
	(1,356,377)	(99,737)
Increase (decrease) in cash and cash equivalents	(466,579)	433,895
Cash and cash equivalents, beginning of year	891,910	458,015
Cash and cash equivalents, end of year	$425,331	$891,910
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Year ended December 31, 2025
1. Nature of operations:
Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist primarily of the production and sale of methanol and ammonia, both a commodity chemical. The Company is the world’s largest producer and supplier of methanol and serves customers in Asia Pacific, North America, Europe and South America.
2. Material accounting policies:
a) Statement of compliance:
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 5, 2026.
b) Basis of presentation and consolidation:
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint ventures. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(e)), financial instruments (note 2(j)), fair value measurements (note 2(k)), income taxes (note 2(l)), and business combination (note 2(n)). Actual results could differ from those estimates.
c) Functional currency and foreign currency translation:
Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.
d) Inventories:
Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product.
e) Property, plant and equipment:
Initial recognition
Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.
Subsequent costs
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range up to 25 years depending on the specific asset component and the production facility to which it is related. Right-of-use (leased) assets are depreciated from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.
Recoverability of asset carrying values
Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.
When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment.
f) Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 20 years for vessels, terminals, equipment, and other items.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
g) Site restoration costs:
The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.
h) Employee future benefits:
The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and transferred to retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.
i) Revenue recognition:
Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met at the time of shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.
j) Financial instruments:
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.
Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting judgments and estimates due to the complex nature of these products and the potential impact on our financial statements.
k) Fair value measurements:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.
l) Income taxes:
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgment in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.
The Company has applied the mandatory exception for recognition and disclosure of deferred taxes under IAS 12 related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“Pillar Two rules”). The Pillar Two rules establish a global minimum fifteen percent top-up tax regime and apply to Methanex beginning in 2024. Refer to note 16 for further disclosure on the impact of Pillar Two rules.

m) Segmented information:
The Company’s operations consist of two operating segments, the production and sale of methanol and ammonia. Operating segments can be aggregated into a single reporting segment when certain aggregation criteria are met. The Company reviewed the operating segments against the aggregation criteria, which include, but are not exclusive to, the nature of the products, the nature of production processes, the type or class of customers, methods of distribution, and has aggregated the two operating segments into one reporting segment.
n) Business combinations
A business combination is a transaction whereby the Company acquires and obtains control of a set of activities and assets that constitutes a business. A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create outputs that generate income. When acquiring a set of activities and assets, the Company determines whether the acquired set of activities and assets comprises, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. An acquired process is considered substantive when: (i) the acquired process is critical to the ability convert the acquired inputs into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs.
The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.
The purchase price allocation for the OCI Acquisition involved the use of significant judgments and estimates by management in determining the fair values of assets acquired and liabilities assumed at the acquisition date. The fair value of acquired property, plant, and equipment (including that held within investment in associate) was determined using a discounted cash flows approach. The most significant assumptions used in the property, plant, and equipment discounted cash flow model were: the forecasted average realized price of methanol; the discount rate; the forecasted cost of feedstock for methanol and ammonia production, including natural gas cost; and the forecasted production volume of the acquired facilities, derived from production capacity, gas efficiency, and planned outage periods for maintenance. The discounted cash flow model also incorporated a terminal value to reflect cash flows beyond the explicit forecast period. The fair value of acquired inventories was determined based on the expected sales value of the methanol at a forecasted realized price, less estimated selling costs.
o) Application of new and revised accounting standards:
The Company has adopted the amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates regarding exchangeability of one currency into another currency, which was effective for annual periods beginning on January 1, 2025. The amendment did not have a material impact on the Company's consolidated financial statements.
p) Anticipated changes to International Financial Reporting Standards:
The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2026 and subsequent years are being reviewed to determine the potential impact: amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures regarding the classification and measurement of financial instruments and the accounting for power purchase agreements and IFRS 18, Presentation and Disclosure in Financial Statements regarding the replacement of IAS 1, Presentation of Financial Statements.
IFRS 18, Presentation and Disclosure in Financial Statements introduces new requirements related to the presentation of the statement of income, enhanced disclosure of management performance measures, and greater disaggregation of financial information. The standard does not affect the recognition or measurement of items in the financial statements, it will impact the presentation and disclosure of certain information, including management‑defined performance measures ("MPMs"). In accordance with the standard, IFRS 18 will be applied retrospectively, and comparative information for the year ended December 31, 2026 will be restated in accordance with IFRS 18. Based on the Company's preliminary assessment, besides the required presentation changes and disclosures for MPMs, the Company does not expect IFRS 18 to result in significant changes to underlying information disclosed in the notes to the financial statements.

3. Trade and other receivables:

As at	Dec 31 2025	Dec 31 2024
Trade	$412,854	$433,519
Value-added and other tax receivables	27,124	22,123
Other	23,032	17,694
	$463,010	$473,336
4. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2025 is $2,590 million (2024 - $2,800 million).
5. Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (c)	Total
Net book value at December 31, 2025	$4,575,161	$622,919	$5,198,080
Net book value at December 31, 2024	$3,501,683	$695,826	$4,197,509
a) Owned assets:

	Buildings, plant installations and machinery	Plants Under Construction	Ocean vessels	Other	TOTAL
Cost at January 1, 2025	$6,357,420	$—	$242,459	$129,920	$6,729,799
Additions	109,922	—	213	6,783	116,918
Acquired balances[1]	1,347,754	—	—	9,793	1,357,547
Disposals and other	(199,113)	—	—	—	(199,113)
Cost at December 31, 2025	7,615,983	—	242,672	146,496	8,005,151
Accumulated depreciation at January 1, 2025	3,059,060	—	73,219	95,837	3,228,116
Depreciation	306,206	—	12,815	2,264	321,285
Asset impairment charge (b)	60,397	—	—	—	60,397
Disposals and other	(179,808)	—	—	—	(179,808)
Accumulated depreciation at December 31, 2025	3,245,855	—	86,034	98,101	3,429,990
Net book value at December 31, 2025	$4,370,128	$—	$156,638	$48,395	$4,575,161
1 On June 27, 2025 the Company completed the acquisition of OCI Global's methanol business. Refer to Note 27 - Agreement to acquire OCI Global's methanol business for further details.

	Buildings, plant installations and machinery	Plants under construction	Ocean vessels	Other	TOTAL
Cost at January 1, 2024	$4,880,207	$1,355,497	$240,723	$128,663	$6,605,090
Additions	97,439	123,881	2,013	1,807	225,140
Disposals and other	(91,338)	(8,266)	(277)	(550)	(100,431)
Transfers	1,471,112	(1,471,112)	—	—	—
Cost at December 31, 2024	6,357,420	—	242,459	129,920	6,729,799
Accumulated depreciation at January 1, 2024	2,794,702	—	61,390	94,523	2,950,615
Depreciation	236,398	—	11,829	2,090	250,317
Asset impairment charge (b)	124,788	—	—	—	124,788
Disposals and other	(96,828)	—	—	(776)	(97,604)
Accumulated depreciation at December 31, 2024	3,059,060	—	73,219	95,837	3,228,116
Net book value at December 31, 2024	$3,298,360	$—	$169,240	$34,083	$3,501,683

Based on natural gas feedstock availability and the turnaround completed in 2025, the Company has extended the useful life of the Medicine Hat facility. The effect of these changes on actual and expected depreciation expense was as follows.

	2025	2026	2027	2028	2029	Later
(Decrease) increase in depreciation expense	$—	$(6,034)	$(5,993)	$(5,939)	$(5,885)	$23,812
b) Asset impairment charge:
The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The continued decline in New Zealand's forecasted gas profile has been identified as an impairment indicator for the New Zealand cash generating unit ("New Zealand CGU") and the carrying value of the New Zealand CGU was tested for impairment during the year.

The recoverable amount of the New Zealand CGU was based on fair value less costs of disposal, estimated using discounted cash flows. The model contains significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy.

There are three key variables that impact the Company’s estimates of future cash flows: (1) the availability of natural gas feedstock, (2) the price of natural gas feedstock, and (3) the methanol price. The Company’s estimate of the availability of natural gas and the price of natural gas takes into consideration the current contracted terms, as well as factors that it believes are relevant to supply under these contracts and supplemental natural gas sources. Methanol price estimates are based on supply and demand fundamentals. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from both external and internal sources.

Based on the test performed, the Company recorded a non-cash before-tax asset impairment charge of $60 million in property, plant and equipment, in addition to $11 million in supplies inventory, for a total impairment charge of $71 million to write down the carrying value of the New Zealand CGU to its recoverable amount of nil.

The following table presents the Level 3 inputs and the sensitivities of the fair value less costs of disposal model to changes in these inputs:

Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Natural gas availability	Annual estimates based on third party forecasts	+25%	$+4 million
Methanol price forecast	Regional pricing	+$25 per MT	$+4 million
The sensitivity has been prepared considering each variable independently. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
c) Right-of-use (leased) assets:

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2025	$935,169	$366,549	$58,362	$1,360,080
Acquired balances[1]	4,010	3,469	1,528	9,007
Additions	9,262	37,956	11,120	58,338
Disposals and other	(79,958)	(9,044)	(1,499)	(90,501)
Cost at December 31, 2025	868,483	398,930	69,511	1,336,924
Accumulated depreciation at January 1, 2025	406,407	222,571	35,276	664,254
Depreciation	94,219	37,344	5,715	137,278
Disposals and other	(79,958)	(7,460)	(109)	(87,527)
Accumulated depreciation at December 31, 2025	420,668	252,455	40,882	714,005
Net book value at December 31, 2025	$447,815	$146,475	$28,629	$622,919
1 Refer to Note 27 - Agreement to acquire OCI Global's methanol business for further details.

	Ocean vessels	Terminals and tanks	Other	TOTAL
Cost at January 1, 2024	$910,721	$332,441	$58,621	$1,301,783
Additions	40,055	46,029	4,721	90,805
Disposals and other	(15,607)	(11,921)	(4,980)	(32,508)
Cost at December 31, 2024	935,169	366,549	58,362	1,360,080
Accumulated depreciation at January 1, 2024	314,324	196,303	33,863	544,490
Depreciation	107,690	38,011	6,364	152,065
Disposals and other	(15,607)	(11,743)	(4,951)	(32,301)
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$528,762	$143,978	$23,086	$695,826
6. Investment in associates:
a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad and Tobago. In September 2024 the Atlas facility was idled, as its legacy 20-year natural gas supply agreement expired. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2025	Dec 31 2024
Cash and cash equivalents	$11,371	$18,934
Other current assets[1]	20,279	49,803
Non-current assets	121,761	145,298
Current liabilities[1]	(26,761)	(42,901)
Other long-term liabilities, including current maturities	(4,566)	(10,376)
Net assets at 100%	$122,084	$160,758
Net assets at 63.1%	$77,035	$101,438
Investment in associate	$77,035	$101,438

Consolidated statements of income for the years ended December 31	2025	2024
Revenue[1]	$—	$344,892
Cost of sales and depreciation and amortization	(34,933)	(254,047)
Operating income (loss)	(34,933)	90,845
Finance costs, finance income and other expenses	191	(5,739)
Income tax recovery (expense)	11,067	(24,353)
Net earnings (loss) at 100%	$(23,675)	$60,753
Earnings (loss) of associate at 63.1%	$(14,939)	$38,335

Dividends received from associate	$—	$32,181
Share capital reduction	$9,465	$12,643
1     Includes related party transactions between Atlas and the Company (see note 23).

b) On June 27, 2025, the Company acquired a 50% equity interest in Firewater LLC ("Firewater"). Firewater owns the 1.7 million tonne per year Natgasoline methanol production facility in Beaumont, Texas. The Company accounts for its interest in Natgasoline using the equity method. Summarized financial information of Firewater (100% basis) is as follows:

Consolidated statement of financial position as at	Dec 31 2025
Cash and cash equivalents	$42,682
Other current assets[1]	95,534
Non-current assets	1,612,020
Current liabilities[1]	(12,602)
Long-term debt, including current maturities	(777,325)
Other long-term liabilities, including current maturities	(247,821)
Net assets at 100%	$712,488
Net assets at 50%	$356,244
Investment in associate	$356,244

Consolidated statement of income for the year ended December 31[2]	2025
Revenue[1]	$218,062
Cost of sales and depreciation and amortization	(214,111)
Operating income	3,951
Finance costs, finance income and other expenses	(42,030)
Income tax recovery	243
Net earnings (loss) at 100%	$(37,836)
Earnings (loss) of associate at 50%	$(18,918)

Other comprehensive income of associate at 50% - change in cash flow hedges	$920
1     Includes related party transactions between Firewater and the Company (see note 23).
2 The statement of income reflects the results of Firewater from the date of acquisition.
7. Other assets:

As at	Dec 31 2025	Dec 31 2024
Cash flow hedges (note 19)	$106,998	$128,414
Chile VAT receivable	8,077	15,834
Restricted cash for debt service and major maintenance of vessels (a)	15,317	14,305
Fair value of natural gas contracts (note 19)	25,043	23,054
Deposit for catalyst supply	7,595	6,274
Investment in Carbon Recycling International	5,620	5,620
Defined benefit pension plans (note 21)	2,404	3,733
Other	18,448	16,855
Total other assets	189,502	214,089
Less current portion (b)	(40,406)	(30,820)
	$149,096	$183,269

a) Restricted cash
The Company holds $15.3 million (2024 - $14.3 million) of restricted cash for the funding of debt service and major maintenance accounts.
b) Current portion of other assets
Other assets presented as current assets as at December 31, 2025 includes $32.2 million (2024 - $27.7 million) for the current portion of the cash flow hedge (see note 19), $3.5 million (2024 - $3.1 million) of restricted cash for debt service and major maintenance, in particular the anticipated major maintenance costs of four vessels, and $4.7 million (2024 - nil) for the current portion of natural gas derivative assets.

8. Long-term debt:

As at	Dec 31 2025	Dec 31 2024
Unsecured notes
(i) $700 million at 5.125% due October 15, 2027	697,434	696,104
(ii) $700 million at 5.25% due December 15, 2029	696,996	696,395
(ii) $600 million at 6.25% due March 15, 2032	586,925	585,562
(iv) $300 million at 5.65% due December 1, 2044	295,938	295,820
	2,277,293	2,273,881
Term Loan A at SOFR plus applicable margin	347,933	—
Other limited recourse debt facilities
(i) 5.58% due through June 30, 2031	43,392	49,450
(ii) 5.35% due through September 30, 2033	53,644	59,138
(iii) 5.21% due through September 15, 2036	30,638	32,466
	127,674	141,054
Total long-term debt[1]	2,752,900	2,414,935
Less current maturities[1]	(41,362)	(13,727)
	$2,711,538	$2,401,208
1  Long-term debt and current maturities are presented net of discounts and deferred financing fees of $26.7 million as at December 31, 2025 (2024 - $28.3 million).

For the year ended December 31, 2025, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $6.0 million (2024 - $3.1 million).
The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Other limited recourse debt facilities	Unsecured notes	Term Loan A at SOFR plus applicable margin	Total
2026	$13,796	$—	$27,500	$41,296
2027	15,173	700,000	27,500	742,673
2028	16,026	—	161,250	177,276
2029	16,210	700,000	133,750	849,960
2030	17,676	—	—	17,676
Thereafter	50,687	900,000	—	950,687
	$129,568	$2,300,000	$350,000	$2,779,568

As at December 31, 2025, we have access to a $600 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.
On June 27, 2025, the Company drew $550 million of its committed non-revolving credit facility (Term Loan A) to partially fund the cash consideration for the acquisition of OCI Global's international methanol business ("OCI Acquisition"). The facility consists of two tranches: $275 million with a term of three years from the closing date, and $275 million with a term of four years from closing date. During the year, the Company made repayments of $200 million on Term Loan A.
The facilities, comprising the existing revolving credit facility and Term Loan A, were entered into with the following significant covenants and default provisions:
i)    the obligation to maintain a minimum interest coverage ratio of EBITDA to net interest expense greater than or equal to 2:1 calculated on a four-quarter trailing basis and a funded debt to total capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
ii)    a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries, and
iii)    a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for limited recourse subsidiaries.
The facilities are partially secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity, the Atlas joint venture entity and the Natgasoline joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.
Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.
As at December 31, 2025, management believes the Company was in compliance with all covenants related to long-term debt obligations.
Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
9. Lease obligations:

	2025	2024
Opening lease obligations	$818,205	$872,120
Additions, net of disposals	54,682	90,486
Acquired balances[1]	16,587	—
Interest expense	50,470	54,560
Lease payments	(183,903)	(195,807)
Effect of movements in exchange rates and other	(858)	(3,154)
Lease obligations at December 31	755,183	818,205
Less: current portion	(113,129)	(122,744)
Lease obligations - non current portion	$642,054	$695,461
1 Refer to Note 27 - Agreement to acquire OCI Global's methanol business for further details.
The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.
The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2025:

	Lease payments	Interest component	Lease obligations
2026	$158,459	$45,330	$113,129
2027	137,055	38,990	98,065
2028	126,705	31,467	95,238
2029	116,626	24,701	91,925
2030	89,625	19,071	70,554
Thereafter	355,234	68,962	286,272
	$983,704	$228,521	$755,183

Variable lease payments and short-term and low value leases
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2025 was $86.5 million (2024 - $90.9 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases are comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2025 were $0.6 million (2024 - $0.4 million).
Extension options
Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $90.9 million (2024 - $56.5 million).

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean-going vessels	$523,823	$1,476
Terminals and tanks	190,206	75,786
Other	41,154	13,598
Total	$755,183	$90,860
Leases not yet commenced
As at December 31, 2025, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $9.6 million (2024 - $2.8 million). The leases not yet commenced as at December 31, 2025 related to the addition of 1 new ocean vessel in 2026 with a 1-year term, 1 new ocean vessel in 2026 with an 8-month term, and 2 new railcar leases with 5-year terms. The leases not yet commenced as at December 31, 2024 related to 1 new ocean vessel in 2025 with a 1-year term.
10. Other long-term liabilities:

As at	Dec 31 2025	Dec 31 2024
Share-based compensation liability (note 14)	$51,559	$73,547
Site restoration costs	42,390	38,048
Land mortgage	26,920	27,483
Defined benefit pension plans (note 21)	21,849	20,531
Cash flow hedges (note 19)	36,106	36,811
Other	4,012	882
	182,836	197,302
Less current maturities	(25,598)	(46,840)
	$157,238	$150,462
Site restoration costs:
The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2025, the total undiscounted amount of estimated cash flows required to settle the liabilities was $95.4 million (2024 - $64.1 million). The movement in the provision during the year is explained as follows:

	2025	2024
Balance at January 1	$38,048	$32,596
New or revised provisions	(11,154)	3,831
Additions - acquired plant sites	13,685	—
Accretion expense	1,811	1,621
Balance at December 31	$42,390	$38,048
11. Expenses:

For the years ended December 31	2025	2024
Cost of sales	$2,308,390	$2,678,081
Selling and distribution	700,996	583,357
Administrative expenses	116,760	133,672
Total expenses by function	$3,126,146	$3,395,110
Cost of raw materials and purchased methanol	1,712,545	2,219,459
Ocean freight and other logistics	480,959	362,282
Employee expenses, including share-based compensation	238,986	251,149
Other expenses	247,645	176,517
Cost of sales and operating expenses	2,680,135	3,009,407
Depreciation and amortization	446,011	385,703
Total expenses by nature	$3,126,146	$3,395,110

For the year ended December 31, 2025 we recorded a share-based compensation recovery of $4.6 million (2024 - expense of $24.0 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.
Included in expenses is $218.1 million of cost of sales (2024 - nil) which are purchases from Natgasoline and therefore recognized as sales to Methanex in our Natgasoline equity investee's statement of income. There were nil amounts included in cost of sales (2024 - $344.9 million) for purchases from Atlas which were recognized as sales to Methanex in our Atlas equity investee’s statements of income.
12. Finance costs:

For the years ended December 31	2025	2024
Finance costs before capitalized interest	219,691	$183,699
Less capitalized interest related to Geismar plant under construction	—	(51,065)
Finance costs	$219,691	$132,634

Finance costs are primarily comprised of interest on the unsecured notes, Term Loan A, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant completed its commercial performance tests rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date.
13. Net income per common share:
Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.
Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2025, and December 31, 2024, and an adjustment was required for both the numerator and denominator.
Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2025 and 2024, stock options were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2025 and 2024, TSARs were dilutive, resulting in an adjustment to the denominator.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2025	2024
Numerator for basic net income per common share	$79,876	$163,986
Adjustment for the effect of TSARs:
Cash-settled (recovery) expense included in net income	(7,902)	1,995
Equity-settled expense	(4,565)	(4,385)
Numerator for diluted net income per common share	$67,409	$161,596
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2025	2024
Denominator for basic net income per common share	72,531,283	67,387,809
Effect of dilutive stock options	1,678	6,438
Effect of dilutive TSARS	75,386	165,813
Denominator for diluted net income per common share	72,608,347	67,560,060

For the years ended December 31, 2025 and 2024, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2025	2024
Basic net income per common share	$1.10	$2.43
Diluted net income per common share	$0.93	$2.39
14. Share-based compensation:
The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.
As at December 31, 2025, the Company had 4,238,792 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:
All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2025 and 2024 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2023	402,532	$46.65	2,007,470	$45.10
Granted	83,840	43.13	255,540	42.58
Exercised	(30,557)	37.10	(185,957)	33.49
Cancelled	(2,421)	51.94	(20,893)	50.74
Expired	(87,120)	50.15	(236,062)	50.17
Outstanding at December 31, 2024	366,274	$45.77	1,820,098	$45.21
Granted	75,900	41.37	280,580	40.65
Exercised	—	—	(7,440)	29.27
Cancelled	(5,490)	41.86	(4,920)	49.41
Expired	(87,800)	54.65	(284,900)	55.48
Outstanding at December 31, 2025	348,884	$42.64	1,803,418	$42.93

Information regarding the SARs and TSARs outstanding as at December 31, 2025 is as follows:

	Units outstanding at December 31, 2025			Units exercisable at December 31, 2025

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$29.27 to $38.79	1.53	90,318	$32.73	90,318	$32.73
$41.37 to $50.49	5.04	232,306	44.81	88,421	47.59
$57.60	0.18	26,260	57.60	26,260	57.60
	3.77	348,884	$42.64	204,999	$42.32
TSARs
$29.27 to $38.79	1.80	623,945	$33.35	598,765	$33.35
$41.37 to $50.49	4.74	916,963	45.25	440,777	47.86
$57.60	0.18	262,510	57.60	262,510	57.60
	3.06	1,803,418	$42.93	1,302,052	$43.15

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2025 and 2024 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2025	2024
Risk-free interest rate	3.5%	4.2%
Expected dividend yield	1.9%	1.5%
Expected life of SARs and TSARs (years)	1.7	1.5
Expected volatility	39%	35%
Expected forfeitures	0%	0%
Weighted average fair value (USD per unit)	$7.69	$12.16

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2025 was $17.4 million compared with the recorded liability of $15.5 million. The difference between the fair value and the recorded liability of $1.9 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years.
For the year ended December 31, 2025, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $9.4 million (2024 - expense of $3.9 million). This included a recovery of $14.9 million (2024 - recovery of $1.8 million) related to the effect of the change in the Company’s share price.
b) Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding as at December 31, 2025 and 2024 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units
Outstanding at December 31, 2023	157,700	310,854	631,122
Granted	28,159	134,080	234,430
Performance factor impact on redemption[1]	—	—	47,473
Granted in lieu of dividends	2,827	5,468	10,113
Redeemed	(33,892)	(118,135)	(297,331)
Cancelled	—	(16,912)	(24,305)
Outstanding at December 31, 2024	154,794	315,355	601,502
Granted	26,819	140,908	233,579
Performance factor impact on redemption[1]	—	—	79,240
Granted in lieu of dividends	3,617	6,865	12,485
Redeemed	—	(104,837)	(273,313)
Cancelled	—	(17,683)	(19,631)
Outstanding at December 31, 2025	185,230	340,608	633,862
1     The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2025 and the quarter ended March 31, 2024.

Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2025 was $45.1 million compared with the recorded liability of $36.1 million. The difference between the fair value and the recorded liability of $9.0 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.
For the year ended December 31, 2025, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $4.8 million (2024 - expense of $19.9 million). This included a recovery of $11.7 million (2024 - expense of $4.3 million) related to the effect of the change in the Company’s share price.

15. Segmented information:
The Company’s operations consist primarily of the production and sale of methanol, along with the production and sale of ammonia. Methanol and ammonia are two operating segments and have been aggregated into one single reporting segment. For the year ended December 31, 2025, total methanol revenue was $3,450 million (2024 - $3,720 million) and ammonia and other revenue was $139 million (2024 - nil).
During the years ended December 31, 2025 and 2024, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South America	South Korea	Other Asia	Canada	TOTAL
2025	$485,219	$932,609	$707,712	$509,294	$445,130	$337,694	$171,566	$3,589,224
	14%	26%	20%	14%	12%	9%	5%	100%
2024	$828,531	$841,546	$502,134	$478,752	$482,645	$401,830	$184,391	$3,719,829
	22%	23%	13%	13%	13%	11%	5%	100%

As at December 31, 2025 and 2024, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Canada	Chile	Trinidad	Waterfront Shipping	Europe	Other	TOTAL
December 31, 2025	$3,796,877	$440,041	$—	$182,970	$103,194	$21,543	$601,482	$32,740	$19,233	$5,198,080
December 31, 2024	$2,582,900	$482,764	$83,880	$161,870	$114,327	$42,282	$698,003	$6,459	$25,024	$4,197,509
1 Includes right-of-use (leased) assets.
16. Income and other taxes:
a) Income tax (expense) recovery:

For the years ended December 31	2025	2024
Current tax (expense) recovery:
Current period before undernoted items	$(80,062)	$(74,169)
Adjustments to prior years including resolution for certain outstanding audits	63,132	43
	(16,930)	(74,126)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	(39,821)	52,396
Adjustments to prior years including resolution for certain outstanding audits	(5,679)	(383)
Changes in tax rates	1,997	34
Impact of foreign exchange and other	1,988	(7,762)
	(41,515)	44,285
Total income tax expense	$(58,445)	$(29,841)

b) Reconciliation of the effective tax rate:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2025	2024
Income before income taxes	$203,239	$280,086
Canadian statutory tax rate	23.8%	24.5%
Income tax expense calculated at Canadian statutory tax rate	(48,371)	(68,621)
Decrease (increase) in income tax expense resulting from:
Impact of profit (loss) of equity-accounted investees reported net of tax	(3,575)	9,392
Impact of income and losses taxed in foreign jurisdictions	13,178	14,268
Utilization of (valuation allowance taken against) unrecognized loss carryforwards and temporary differences	(81,527)	6,482
Impact of tax rate changes	1,997	34
Impact of foreign exchange	3,699	1,650
Other business taxes	(4,294)	2,791
Impact of items not taxable for tax purposes	2,929	4,555
Adjustments to prior years including resolution for certain outstanding audits	57,453	(340)
Other	66	(52)
Total income tax expense	$(58,445)	$(29,841)
c) Net deferred income tax assets and liabilities:
(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at		Dec 31, 2025			Dec 31, 2024
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(695,218)	$11,108	$(706,326)	$(325,338)	$(162,036)	$(163,302)
Right-of-use assets	(37,921)	(10,116)	(27,805)	(35,757)	(25,816)	(9,941)
Repatriation taxes	(115,972)	(32)	(115,940)	(119,281)	(30)	(119,251)
Investment basis differential	(102,119)	—	(102,119)	—	—	—
Other	(16,258)	(2,754)	(13,504)	(26,241)	(11,267)	(14,974)
	(967,488)	(1,794)	(965,694)	(506,617)	(199,149)	(307,468)
Non-capital loss carryforwards	551,931	3,374	548,557	357,670	346,150	11,520
Lease obligations	46,610	7,663	38,947	48,706	35,740	12,966
Share-based compensation	12,718	290	12,428	24,567	8,185	16,382
Other	48,068	5,736	42,332	40,652	13,165	27,487
	659,327	17,063	642,264	471,595	403,240	68,355
Net deferred income tax assets (liabilities)	$(308,161)	$15,269	$(323,430)	$(35,022)	$204,091	$(239,113)

As at December 31, 2025, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

For the year ended December 31, 2025	Gross amount	Tax effect
Expire
Losses generated in 2015 (expires 2035)	$282,035	$62,048
Losses generated in 2016 (expires 2036)	432,581	95,168
Losses generated in 2017 (expires 2037)	234,941	51,687
	949,557	208,903
No expiry
Losses generated in 2018	11,727	2,580
Losses generated in 2019	475,744	104,664
Losses generated in 2020	275,776	60,671
Losses generated in 2021	65,283	14,362
Losses generated in 2022	16,715	3,677
Losses generated in 2023	88,832	19,543
Losses generated in 2024	89,493	19,689
Losses generated in 2025	515,546	113,420
Total non-capital loss carryforwards	$2,488,673	$547,509

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income subject to the 80% deduction limitation. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period. As at December 31, 2025 the Company had $237 million (2024 - $170 million) of deductible temporary differences in the United States that have not been recognized.
As at December 31, 2025, deferred income tax assets that have been recognized in respect of non-capital loss carryforwards in other tax jurisdictions are as below:

	2025		2024
	Non-capital Loss Carried Forward	Deferred tax Assets	Non-capital Loss Carried Forward	Deferred tax Assets
Canada	$4,282	$1,049	$47,022	$11,520
Netherlands	$12,815	$3,306	$—	$—
New Zealand	$—	$—	$35,912	$10,055
Trinidad	$—	$—	$107,413	$37,594
Total	$17,097	$4,355	$190,347	$59,169

The losses in Canada were generated in 2020 and can be carried forward 20 years against future taxable income. Losses in the Netherlands can be carried forward indefinitely against future taxable income.
(ii) Analysis of the change in deferred income tax assets and liabilities:

		2025			2024
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(35,022)	$204,091	$(239,113)	$(65,590)	$152,250	$(217,840)
Deferred income tax recovery (expense) included in net income	(41,515)	43,930	(85,445)	44,285	65,244	(20,959)
Deferred income tax recovery (expense) included in other comprehensive income	5,750	(3,208)	8,958	(14,096)	(13,403)	(693)
Deferred income tax acquired / generated from OCI acquisition	(236,882)	(229,544)	(7,338)	—	—	—
Other	(492)	—	(492)	379	—	379
Balance, December 31	$(308,161)	$15,269	$(323,430)	$(35,022)	$204,091	$(239,113)

International Tax Reform — Pillar Two Rules
Pillar Two rules were published by the Organization for Economic Co-operation and Development and establish a global minimum fifteen percent top-up tax regime. Canada enacted legislation resulting in Pillar Two rules being effective for tax years beginning January 1, 2024. The Company is in scope of the legislation and has performed an assessment of the exposure to top-up taxes that apply based on our financial results in the jurisdictions in which we operate. For the year ended December 31, 2025, $3 million (2024 - $3 million) is included in current tax expense relating to Pillar Two top-up obligations.
17. Supplemental cash flow information:
a) Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2025 and 2024 were as follows:

For the years ended December 31	2025	2024
Changes in non-cash working capital:
Trade and other receivables	$10,326	$60,279
Inventories	(41,202)	(26,689)
Prepaid expenses	(2,230)	(3,266)
Trade, other payables and accrued liabilities	(4,658)	(225,562)
	(37,764)	(195,238)
Adjustments for items not having a cash effect, acquired working capital balances, and working capital changes relating to taxes and interest paid and interest received	175,368	(9,096)
Changes in non-cash working capital having a cash effect	$137,604	$(204,334)
These changes relate to the following activities:
Operating	$146,974	$(123,655)
Financing	(2,227)	(66,043)
Investing	(7,143)	(14,636)
Changes in non-cash working capital	$137,604	$(204,334)

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2024	$2,414,935	$818,205

Changes from financing cash flows
Repayment of long-term debt and financing fees	(213,660)	—
Net proceeds on issue of long-term debt	545,965	—
Payment of lease obligations	—	(133,433)
Total changes from financing cash flows	332,305	(133,433)

Liability-related other changes
Finance costs	5,660	—
New lease obligations	—	54,682
Acquired lease obligations	—	16,587
Other	—	(858)
Total liability-related other changes	5,660	70,411
Balance at December 31, 2025	$2,752,900	$755,183

18. Capital disclosures:
The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

As at	Dec 31 2025	Dec 31 2024
Liquidity:
Cash and cash equivalents	$425,331	$891,910
Undrawn credit facility	600,000	500,000
Total liquidity	$1,025,331	$1,391,910
Capitalization:
Unsecured notes, including current portion	2,277,293	2,273,881
Term Loan A	347,933	—
Other limited recourse debt facilities, including current portion	127,674	141,054
Total debt	2,752,900	2,414,935
Non-controlling interests	283,451	287,707
Shareholders’ equity	2,443,208	2,093,559
Total capitalization	$5,479,559	$4,796,201
Total debt to capitalization [1]	50%	50%
Net debt to capitalization [2]	46%	39%
1     Total debt (including Other limited recourse debt facilities) divided by total capitalization.
2     Total debt (including Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
During the year, the Company repaid $200 million of Term Loan A facility, which was drawn on to finance the OCI Acquisition (refer to note 27 - Agreement to acquire OCI Global's methanol business). At December 31, 2025, the Company has access to a $600 million committed revolving credit facility, which is with a syndicate of high rated financial institutions.
19. Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2025	Dec 31 2024
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$106,998	$128,414
Fair value of gas contract derivatives [2]	25,043	$23,054
Financial assets not measured at fair value:
Cash and cash equivalents	425,331	891,910
Trade and other receivables, excluding tax receivable	439,350	454,278
Restricted cash included in other assets	15,317	14,305
Total financial assets [3]	$1,012,039	$1,511,961
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$36,106	$36,811
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	479,499	429,737
Lease obligations, including current portion	755,183	818,205
Long-term debt, including current portion	2,752,900	2,414,935
Land mortgage	26,920	27,483
Total financial liabilities	$4,050,608	$3,727,171
1     The North America natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
2 The Company has several natural gas supply contracts measured at fair value which are classified within Level 3 of the fair value hierarchy.
3 The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2025, all of the financial instruments were recorded on the consolidated statement of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts, both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for North America production. Natural gas is fungible across the plants. Other costs incurred to transport natural gas from the contracted delivery point, Henry Hub, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. During the year ended December 31, 2025, the Company reclassified $0.7 million (2024 - $11.7 million) from other comprehensive income to cost of sales and operating expenses within the statement of income on discontinuation of the hedging relationship for certain gas forward contracts where the hedged future cash flows were no longer highly probable to occur.

As at	Dec 31 2025	Dec 31 2024
Maturities	2026-2034	2025-2032
Notional quantity [1]	306,910	310,520
Notional quantity per day [1]	40 - 220	50 - 210
Notional amount	$1,043,422	$1,048,973
Net fair value	$71,022	$89,632
1    In thousands of Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

As at	Dec 31 2025	Dec 31 2024
Other current assets	$32,186	$25,760
Other non-current assets	74,811	100,683
Other current liabilities	(8,026)	(14,708)
Other long-term liabilities	(27,949)	(22,103)
Net fair value	$71,022	$89,632

For the year ended December 31, 2025, the Company reclassified a gain of $7.2 million (2024 - loss of $76.0 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2025 or 2024.
As at December 31, 2025, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 26.4 million euros (2024 - 29.7 million euros). The euro contracts had a negative fair value of $0.1 million included in Other current liabilities (2024 - positive fair value of $2.0 million included in Other current assets).
For the year ended December 31, 2025, the Company reclassified a loss of $11.7 million (2024 - gain of $3.6 million) for foreign currency hedge settlements from other comprehensive income.
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

For the years ended December 31	2025	2024
Change in fair value of cash flow hedges	$140,222	$187,921
Forward element excluded from hedging relationships	(163,477)	(211,132)
	$(23,255)	$(23,211)
Fair value - Level 2 instruments
The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2025	Dec 31 2024
Within one year	$8,130	$15,038
1-3 years	5,206	5,808
3-5 years	3,059	4,330
More than 5 years	29,037	20,459
	$45,432	$45,635

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices, which are adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $107.0 million as at December 31, 2025 (2024 - $128.4 million).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2025		December 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$2,774,163	$2,775,744	$2,437,286	$2,348,705

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.
Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of the amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2025 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $15.3 million (2024 - $14.3 million) recorded in Other assets. Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	33%	+/- 5%	$+/-6 million
Methanol price forecast	Regional pricing relevant to term of contract	+/- $25 per MT	$-5/+6 million
Discount rate	6.9%	+/- 1%	$+/-1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

20. Financial risk management:
a) Market risks:
The Company’s operations consist primarily of the production and sale of methanol, along with the production and sale of ammonia. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad and Tobago, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas financial hedges in North America to manage its exposure to natural gas price risk.
Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company’s interest rate risk exposure is mainly related to Term Loan A and the undrawn credit facility.

As at	Dec 31 2025	Dec 31 2024
Fixed interest rate debt:
Unsecured notes	$2,277,293	$2,273,881
Other limited recourse debt facilities	127,674	141,054
	$2,404,967	$2,414,935
Variable interest rate debt:
Term Loan A at SOFR plus applicable margin	347,933	$—
	$347,933	$—

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $110.0 million as of December 31, 2025 (2024 - $119.6 million).
For the variable interest rate debt, a 1% change in SOFR would result in a change in annual interest payments of $3.5 million as of December 31, 2025 (2024 - nil).
Foreign currency risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.
Methanol is a global commodity chemical that is primarily priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Chinese yuan, euros, and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.
As at December 31, 2025, the Company had a net working capital asset of $108.2 million in non U.S. dollar currencies (2024 - $152.7 million). Each 10% strengthening of the U.S. dollar against these currencies would decrease the value of net working capital and pre-tax cash flows and earnings by approximately $9.8 million (2024 - $13.9 million). Each 10% weakening of the U.S. dollar against these currencies would increase the value of net working capital and pre-tax cash flows and earnings by approximately $12.0 million (2024 - $17.0 million).
b) Liquidity risks:
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2025, the Company had a strong liquidity position including a cash and cash equivalents balance of $425 million. In addition, the Company has access to a $600 million committed undrawn revolving credit facility.
In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2025	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables [1]	$457,901	$457,901	$457,901	$—	$—	$—
Lease obligations [2]	755,183	983,704	158,459	263,760	206,251	355,234
Other long-term liabilities[2]	26,920	48,948	2,200	4,400	4,400	37,948
Long-term debt [2]	2,752,900	3,634,043	196,735	1,175,484	1,023,689	1,238,135
Cash flow hedges [3]	36,106	45,432	8,130	5,206	3,059	29,037
	$4,029,010	$5,170,028	$823,425	$1,448,850	$1,237,399	$1,660,354
1     Excludes tax, accrued interest and euro foreign currency hedges.
2     Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.
3 The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates
c) Credit risks:
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.
Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2025 substantially all of the trade receivables were classified as current.

Cash and cash equivalents
To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.
Derivative financial instruments
The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.
To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.
21. Retirement plans:
a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2025	Dec 31 2024
Accrued benefit obligations:
Balance, beginning of year	$40,047	$55,181
Current service cost	1,259	3,395
Past service cost	—	—
Interest cost on accrued benefit obligations	2,095	2,436
Benefit payments	(5,699)	(3,657)
Settlements	—	(12,246)
Actuarial (gain) loss	3,190	(206)
Foreign exchange (gain) loss	2,849	(4,856)
Balance, end of year	43,741	40,047
Fair values of plan assets:
Balance, beginning of year	23,249	38,208
Interest income on assets	1,072	1,680
Contributions	4,715	2,536
Benefit payments	(5,699)	(3,657)
Settlements	(574)	(13,305)
Return on plan assets	(374)	45
Foreign exchange gain (loss)	1,399	(2,258)
Balance, end of year	23,788	23,249
Unfunded status	19,953	16,798
Minimum funding requirement	—	—
Defined benefit obligation, net	$19,953	$16,798

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:
The Company has an unfunded retirement obligation of $20.3 million as at December 31, 2025 (2024 - obligation of $19.2 million) for its employees in Chile that will be funded in accordance with Chilean law. The accrued benefits for the unfunded retirement arrangement in Chile are paid when an employee leaves the Company in accordance with the plan terms and country regulations.The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation of $11.0 million in Chile for 2026. Actual benefit payments in future periods will fluctuate based on employee retirements.
The Company has a net funded retirement asset of $2.4 million as at December 31, 2025 (2024 - $3.7 million) for certain employees and retirees in Canada. The Company estimates that it will make no additional contributions relating to its supplemental pension plan in Canada in 2026.
These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada, and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 6 years. The Company had no minimum funding requirement for the years ended December 31, 2025 and 2024.
The asset allocation for the defined benefit pension plan assets as at December 31, 2025 and 2024 is as follows:

As at	Dec 31 2025	Dec 31 2024
Equity securities	24%	23%
Debt securities	16%	14%
Cash and other short-term securities	60%	63%
Total	100%	100%

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.
b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2025 was $15.3 million (2024 - $12.3 million).
22. Commitments and contingencies:
a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants up to 2044. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2025

2026	2027	2028	2029	2030	Thereafter
$387,064	$288,525	$259,758	$221,703	$191,566	$666,023

Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.
The natural gas supply contracts for our facilities in New Zealand, Trinidad and Tobago, Egypt and Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.
b) Other commitments:
The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2025

2026	2027	2028	2029	2030	Thereafter
$99,454	$22,412	$18,417	$17,613	$1,639	$2,309
Refer to note 9 for a summary of lease commitments.

c) Purchased methanol:
The Company has marketing rights for 100% of the production from its jointly owned plant in Egypt (in which it has a 50% interest). This results in purchase commitments of an additional 0.6 million tonnes per year of methanol offtake supply when Egypt operates at capacity. As at December 31, 2025, the Company also had commitments to purchase methanol from other suppliers for approximately 0.6 million tonnes for 2026. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.
23. Related parties:
The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2025	Dec 31 2024
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt")	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad and Tobago	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Methanex Geismar III LLC	United States	Production	100%	100%
Methanex Beaumont LLC	United States	Production	100%	0%
Waterfront Shipping Limited [1]	Canada	Shipping	60%	60%
Significant joint ventures:
Atlas Methanol Company Unlimited [2]	Trinidad and Tobago	Production	63.1%	63.1%
Firewater LLC ("Natgasoline") [2,3]	United States	Production	50%	0%
1 Waterfront Shipping Limited has a controlling interest in multiple ocean-going vessels owned through less than wholly-owned entities as disclosed in note 24.
2     Summarized financial information for the investment in Atlas and Natgasoline is disclosed in note 6.
3 Firewater LLC is the parent company of the Natgasoline plant; our 50% shareholding of Firewater LLC gives us ownership of the 50% of Natgasoline.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2025 of nil (2024 - $312 million) is a related party transaction included in cost of sales of the Company as Methanex had marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2025 and provided in the summarized financial information in note 6 include payables to Atlas of nil (2024 - $7 million).
Transactions between the Company and Natgasoline are considered related party transactions and are included within the summarized financial information in note 6. Natgasoline revenue for the year ended December 31, 2025 of $109 million (2024 - nil) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 50% of the methanol produced by Natgasoline. Balances outstanding with Natgasoline as at December 31, 2025 and provided in the summarized financial information in note 6 include receivables owing from Natgasoline to the Company of $1 million (2024 - nil) and payables to Natgasoline of $47 million (2024 - nil).
Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2025	2024
Short-term employee benefits	$10,406	$9,575
Post-employment benefits	744	653
Other long-term employee benefits	44	45
Share-based compensation expense [1]	(690)	7,697
Total	$10,504	$17,970
1  Balance includes realized and unrealized expenses and recoveries from share-based compensation awards granted.

 24. Non-controlling interests:
Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at		Dec 31, 2025			Dec 31, 2024
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited	Total
Current assets	$134,722	$223,172	$357,894	$133,097	$193,248	$326,345
Non-current assets	439,274	617,704	1,056,978	479,004	712,923	1,191,927
Current liabilities	(28,473)	(151,807)	(180,280)	(38,424)	(154,011)	(192,435)
Non-current liabilities	(89,500)	(564,667)	(654,167)	(95,219)	(646,057)	(741,276)
Net assets	456,023	124,402	580,425	478,458	106,103	584,561
Carrying amount of Methanex non-controlling interests	$220,687	$62,764	$283,451	$236,600	$51,107	$287,707

For the years ended December 31		2025			2024
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited	Total
Revenue	$279,591	$619,778	$899,369	$215,294	$720,984	$936,278
Net and total comprehensive income	51,999	50,968	102,967	69,209	97,054	166,263
Net and total comprehensive income attributable to Methanex non-controlling interests	38,623	26,295	64,918	47,043	39,216	86,259
Distributions made and accrued to non-controlling interests	$(54,531)	$(14,643)	$(69,174)	$(25,012)	$(15,630)	$(40,642)

For the years ended December 31		2025			2024
	Methanex Egypt	Waterfront Shipping Limited	Total	Methanex Egypt	Waterfront Shipping Limited	Total
Cash flows from operating activities	$136,454	$176,683	$313,137	$97,601	$227,372	$324,973
Cash flows used in financing activities	(111,131)	(165,798)	(276,929)	(146,586)	(243,950)	(390,536)
Cash flows used in investing activities	$(5,667)	$(221)	$(5,888)	$(14,273)	$(1,736)	$(16,009)
25. New Zealand gas sale proceeds:
The Company entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $39.1 million (2024 - $103.0 million) of net proceeds in the year ended December 31, 2025 relating to gas provided. This does not include fixed costs, the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred.
26. Egypt insurance recovery:
We experienced an outage at the Egypt plant from October 2023 to February 2024. For the year ended December 31, 2024, we recorded $59 million ($30 million - attributable to Methanex) in insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024. No comparable amounts occurred for the year ended December 31, 2025.

27. Agreement to acquire OCI Global's methanol business:
On June 27, 2025 the Company completed the OCI Acquisition. The acquired business includes i) a 100% interest in one methanol facility, which also produces ammonia, and a 50% interest in a second methanol facility (Natgasoline) located in Beaumont, Texas, both of which have access to a stable and abundant supply of natural gas feedstock; ii) a 100% interest in low-carbon methanol production and marketing business; and iii) a 100% interest in a currently idled methanol facility in the Netherlands.
Total consideration was comprised of cash of $1.18 billion as per the purchase agreement and equity consideration of 9.9 million common shares, valued at $0.34 billion or $34.14 per share. Adjustments for debt and working capital have been finalized at $0.01 billion and $0.10 billion, respectively, which were settled in cash. Total consideration is based on the fair value of the business at the acquisition date. The Company funded the cash consideration through a combination of cash on hand and financing arrangements established in 2024 to support the OCI Acquisition. These arrangements included the issuance of $600 million in senior unsecured notes and a term loan on which $550 million was initially drawn. This purchase has been accounted for as a business combination using the acquisition method of accounting. No contingent consideration arrangements were part of the transaction.
The following table summarizes the fair value of identified assets and liabilities assumed at the date of acquisition. The allocation of consideration to identifiable assets acquired and liabilities assumed is considered final as of December 31, 2025.

	Preliminary	Adjustment [1]	Jun 27 2025
Cash and cash equivalents	$31,093	$—	$31,093
Trade and other receivables [2]	144,532	(6,021)	138,511
Inventories	95,506	(1,153)	94,353
Prepaid expenses	7,566	(5,405)	2,161
Other assets	6,584	—	6,584
Deferred income tax assets	3,090	—	3,090
Property, plant, and equipment [3]	1,322,030	44,524	1,366,554
Investment in associate [3]	409,150	(34,908)	374,242
Total Assets	2,019,551	(2,963)	2,016,588
Trade, other payables, and accrued liabilities	(116,794)	757	(116,037)
Lease obligations	(16,741)	154	(16,587)
Deferred income tax liabilities	(240,917)	945	(239,972)
Other long-term liabilities	(10,800)	(2,893)	(13,693)
Total Liabilities	$(385,252)	$(1,037)	$(386,289)
Net assets acquired	$1,634,299	$(4,000)	$1,630,299
1 Relates to changes in estimates following finalization of fair value measurements. This includes general capital expenditures, utilization rates, gas pricing, and discount rate.
2 The trade and other receivables comprise gross contractual amounts of $144,532 thousand, of which $6,021 thousand was expected to be uncollectible at the date of acquisition.
3 The fair values were measured on a provisional basis at the acquisition date, pending completion of the valuation process which is now finalized as at December 31, 2025.
It is impracticable to disclose the amount of revenue and profit that the acquired business has contributed to the Company’s consolidated results since acquisition because methanol is a fungible product and the acquired methanol business has been integrated into our global operations.
Acquisition costs of $30 million were incurred in connection with the acquisition in the current year. These costs have been expensed as incurred with $24 million recorded within cost of sales and operating expenses and $6 million recorded in other expenses in the consolidated statement of income.
Unaudited proforma disclosures
Pro forma amounts reflect the results of Methanex and the acquired OCI business as if the acquisition had occurred on January 1, 2025.

Year ended December 31, 2025	Unaudited pro forma
Revenue	$4,057,844
Net Income	171,751
The pro forma financial information above is presented for illustrative purposes only and is based on unaudited financial information. It is not intended to represent what the actual results of operations would have been had the acquisition occurred on January 1, 2025, nor is it necessarily indicative of future results of operations.